

May 16, 2011

U.S. Mail and Fax (519-888-7884)
Mr. Brian Bidulka
Chief Financial Officer
Research In Motion Limited
295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8

    Re: **Research In Motion Limited**
          Form 40-F for the fiscal year ended February 26, 2011
          Filed March 29, 2011
          File No. 0-29898

Dear Mr. Bidulka:

We have reviewed your response letter dated May 4, 2011 and your filings and have the following comments. As noted in our letter dated April 20, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended February 26, 2011

Exhibit 1.2
Note 10(c) Litigation, page 34

1. Please refer to the $268 million Visto Litigation settlement on July 23, 2009. We note in your 2009 Form 40-F you stated that "the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in the consolidated financial statements as at February 28, 2009." Please tell us the specific reasons why you were unable to estimate the reasonably possible loss related to this litigation as of February 29, 2009 when it was settled five months later.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director